June 22, 2020

BY EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Christine Westbrook

Re:	Predictive Oncology Inc.
Registration Statement on Form S-1
File No. 333-239207
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Predictive Oncology Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), be accelerated so that it will be declared effective at 5:00 p.m. Eastern Standard Time on June 24, 2020, or as soon thereafter as practicable.

Very truly yours,

Predictive Oncology Inc.

By:	/s/ Bob Myers
Name: Bob Myers
Title: Chief Financial Officer